UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	November	,	2011

Commission File Number	001-31930
ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press release, dated November 21, 2011.

Document 1

For immediate release
Fatal accident at Bokoni Platinum Mines

November 21, 2011. Anooraq Resources Corporation (“Anooraq” or the “Company” or, together with its subsidiaries, the “Group”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces with deep regret that an employee was fatally injured at the Bokoni Platinum Mine’s “Bokoni”) Middelpunt Hill UG2 shaft, on Friday, 18 November 2011, after being  struck by a dump truck in the main decline shaft.

The board of directors and management of the Company and Bokoni Platinum Mines have conveyed their condolences to the family and colleagues of the deceased employee.

Operations at Bokoni were stopped voluntarily on Saturday, 18 November 2011. A preliminary investigation into the accident has been conducted in co-operation with the South African Department of Mineral Resources (“DMR”) and union representatives. The DMR has issued a Section 54 safety stoppage notice in respect of Middelpunt Hill operations and all other mine operations remain unaffected.

Prior to this fatal accident Bokoni Platinum Mines had achieved 1,5 million fatality free shifts on Saturday,15 October, 2011.

Queries:

On behalf of Anooraq
Joel Kesler

Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Melanie de Nysschen / Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to the completion of the Bokoni Group restructure and refinancing;

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

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•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

•	operating and technical difficulties in connection with mining development activities;

•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

o	expected effective future tax rates in jurisdictions in which our operations are located;

o	the protection of the health and safety of mine workers; and

o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and

•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www/sedar/com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)

Date:	November 21, 2011	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer